JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

October 16, 2015

Marianne Dobelbower

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 –

    Post-Effective Amendment No. 394

Dear Ms. Dobelbower:

This letter is in response to the comments you provided with respect to Post-Effective Amendment No. 394 in connection with the Class R6 shares of the JPMorgan Latin America Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on November 2, 2015 pursuant to the Rule.

PROSPECTUS COMMENTS

Prospectus

Fee Table

1.	Comment: In the footnote concerning the expense limitation agreement, please confirm that the expense limitation agreement will continue for at least one year from the date of the prospectus with regard to Class R6 shares.

Response: We confirm that the expense limitation agreement will be in place for at least one year from the date of the prospectus with regard to Class R6 shares.

2.	Comment: Please confirm that “Acquired Fund Fees and Expenses” will be reflected in the fee table if the amount of such expenses is greater than 1 basis point.

Response: We confirm that we intend to include “Acquired Fund Fees and Expenses” in the fee table if these amounts are greater than 1 basis point.

3.	Comment: If the Fund engaged in short sales as a principal strategy, please confirm whether the fee table should include a line item for dividend expenses related to short sales.

Response: The Fund has not engaged in and does not currently anticipate engaging in short sales as a principal strategy.

Main Investment Strategies

4.	Comment: In the event that any investment strategies listed in the Fund’s statement of additional information and not listed in the Fund’s prospectus constitute principal investments for the Fund, please update the Fund’s disclosure as appropriate.

Response: We believe that the Fund’s principal investment strategies are appropriately described in the Fund’s prospectus.

5.	Comment: In the event that the Fund intends to invest in countries other than Latin American countries or in investments that are tied economically to Latin American countries as a principal investment strategy, please consider updating the Fund’s disclosure accordingly.

Response: In the event that the Fund should elect to do so, prior to modifying its investment strategies to add exposure to a market other than those described above as a principal investment strategy, the Fund intends to update its disclosure as appropriate.

6.	Comment: The prospectus states that “The Fund may from time to time hedge a portion of its foreign currency exposure into the U.S. dollar.” Please disclose what products will be used by the Fund to hedge foreign currency exposure in the event that the Fund elects to do so.

Response: In response to the comment, disclosure will be added stating that the Fund may utilize currency forwards (including non-deliverable forwards) to reduce currency exposures, where practical, for the purpose of risk management.

7.	Comment: In the description of the Fund’s investment process, the prospectus states that “In managing the Fund, the adviser seeks to add value primarily through security selection decisions. Thus, decisions about country weightings are secondary to those about the individual securities, which make up the portfolio. The portfolio manager is primarily responsible for implementing the recommendations of our country specialists, who make their recommendations based on the security ranking system.” Please describe the security ranking system used by the country specialists.

Response: In response to this comment, disclosure will be added noting that the ranking system considers factors that include an analysis of a variety of factors, including fundamental economic strength, valuation, earnings growth and quality of management.

8.	Comment: Please supplementally disclose how the Adviser addresses potential conflicts of interest relating to the companies in which the Fund invests.

Response: The Fund describes various conflicts of interest that may apply and the ways in which the Adviser seeks to minimize potential conflicts of interest in the section of the Statement of Additional Information titled “Potential Conflicts of Interest.” In addition, we refer you to the Adviser’s Code of Ethics, which was previously filed as an exhibit to the Fund’s registration statement.

Main Investment Risks

9.	Comment: In the event that securities lending is a principal investment strategy for the Fund, please update the disclosure accordingly.

Response: The Fund does not currently engage in securities lending as a principal strategy.

10.	Comment: In the risk factor “Derivatives Risk,” please note which types of derivatives present principal risks for the Fund.

Response: The disclosure will be modified as requested.

Past Performance

11.	Comment: In accordance with Instruction 3(b) to Item 4 of Form N-1A, please disclose that the returns for the share class shown are substantially similar to those that Class R6 shares would have received, as the classes are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses.

Response: The disclosure will be modified as requested.

12.	Comment: Please represent supplementally that the Fund maintains records to support the calculation of performance as required under Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: The Fund maintains records to support the calculation of performance as required under Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

More About the Fund

13.	Comment: With regard to the sentence “The Fund may utilize these investment strategies to a greater or lesser degree” please clarify if this disclosure relates to the Fund’s use of derivatives or other non-main strategies as well.

Response: The disclosure will be clarified to state that the disclosure relates to the Fund’s use of derivatives and other non-main investment strategies.

14.	Comment: If not already disclosed, please consider adding parenthetically or in the statement of additional information a description of passive foreign investment companies.

Response: Passive foreign investment companies are described in the Fund’s Statement of Additional Information in the section titled “Fund Investments.”

15.	Comment: Please supplementally disclose the percentage of the Fund’s assets that were invested in contingent convertible securities as of a recent date. If such investments constituted a principal investment of the Fund, please consider enhancing the Fund’s disclosure as appropriate.

Response: As of October 9, 2015, the Fund did not hold contingent convertible securities. As of such date, such investments did not constitute a principal investment of the Fund.

Additional Risks

16.	Comment: Please confirm that the Fund’s risk disclosure states that junk bonds are considered speculative.

Response: The risk factor “High Yield Securities Risk” in the “Additional Risks” section states that the “Fund may invest in debt securities that are considered to be speculative (also known as junk bonds).”

Risk and Reward Elements for the Fund

17.	Comment: Please consider modifying the following bullet in a manner more consistent with plain English principles: “Except as noted earlier in this prospectus, the Fund manages the currency exposure of its foreign investments relative to its benchmark and may hedge a portion of its foreign currency exposure into the U.S. dollar from time to time (see also “Derivatives”); these currency management techniques may not be available for certain investments.”

Response: The disclosure will be modified as requested.

In connection with your review of the Post-Effective Amendment No. 394 filed by the Trust on August 10, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope the Staff finds this letter responsive to its comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory Samuels

Gregory Samuels

Assistant Secretary